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                                                                     EXHIBIT 4.9

TO: Jan Rynning, Michael Paige
FROM: Michael Spolan
CC: Lynn Duplessis, Tom Frei
RE: Response to Letter of February 28, 2002
DATE: February 28, 2002

Dear Messrs. Rynning and Paige:

         This will confirm that Castle Creek and CellPoint agree that notwithstanding the prior agreements between the parties, CellPoint shall not be in default for failing to pay $550,000 due to Castle Creek on February 28, 2002, provided that CellPoint shall deliver 705,128 shares immediately upon receipt of a conversion notice from Castle Creek respecting the conversion of principal and interest totaling $550,000 of outstanding convertible notes held by Castle Creek.

         Castle Creek acknowledges that CellPoint will be deemed to have complied in all respects with the provisions of section 6(b) of the December 19, 2001 Stipulation and Order between the parties, i.e., making the second required payment of $550,000, on time, provided that CellPoint shall deliver 705,128 shares of its common stock immediately upon receipt of a conversion notice from Castle Creek respecting the conversion of principal and interest totaling $550,000 of outstanding convertible notes held by Castle Creek, and provided further that notwithstanding anything herein or in the Stipulation and Order to the contrary, promptly after receipt of such shares Castle Creek shall file a dismissal without prejudice of the pending lawsuit against Cellpoint.

         All other agreements between the parties shall remain unchanged and neither party shall be deemed to have waived any rights thereunder.

         Please have an authorized person sign below on behalf of CellPoint to express the company's agreement to the above.

                               Very truly yours,

                               /s/ Michael L. Spolan

                               Michael L. Spolan
                               On behalf of Castle Creek Technology Partners LLC

Agreed:

/s/ Lynn Duplessis

2/28/02

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On behalf of CellPoint Inc.